UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2024
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Board Appointments and Annual General Meeting

On October 7, 2024, the Company issued an announcement titled “Waldencast plc Board Appointments and Annual General Meeting”, a copy of which is attached as Exhibit 99.1 to this Form 6-K.

The information in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing or herein. The information contained in, or that can be accessed through, the Company’s website is not a part of this filing.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Company announcement dated October 7, 2024, “Waldencast plc. Board Appointments and Annual General Meeting”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: October 7, 2024	By:	/s/ Manuel Manfredi
		Name:	Manuel Manfredi
		Title:	Chief Financial Officer and Principal Financial Officer

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